UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   June 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

1 King St. West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.

Date: June 5, 2006               By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Acquires Private Alberta Oil and Gas Production Company

Friday June 2, 6:25 pm ET

TORONTO--(BUSINESS WIRE)--June 2, 2006--EnerNorth Industries Inc. (AMEX: ENY - News; Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has acquired from two (2) arm's length parties a 100% interest in a private Alberta corporation ("Alberta Co") with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN $2,200,000, subject to closing adjustments. The purchase price has been satisfied by a cash payment of $1,800,000; the delivery of 94,788 common shares of the Company issued at a price of CDN $2.11 per share; and a $200,000 5% secured convertible debenture.

Alberta Co's current production averages approximately 48 boe/d, and is predominantly comprised of natural gas. Assets include an interest in a natural gas unit located at Brock, Saskatchewan; an interest in the Westerose area of Alberta; and, an interest in the Coutts area of Alberta. EnerNorth believes there is upside potential from identified drilling locations on Alberta Co's approximate 25,280 gross acres (2,632 net acres) of lands in these areas.
Alberta Co is now a wholly owned subsidiary of Enernorth.

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward- looking" statements to reflect new events or circumstances.

Contact:

EnerNorth Industries Inc.
Sandra Hall, 416-861-1484
www.enernorth.com